FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Jawerth, Bjorn D.		2. Issuer Name and Ticker or Trading Symbol Summus, Inc. (USA) (SUMU)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director __X__ 10% Owner X Officer (give Other (specify title below) below) Chairman and Chief Executive Officer
(Last) (First) (Middle) 434 Fayetteville Street, Suite 600		3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year 04-30-03
(Street) Raleigh, NC 27601				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								9,972,768	D

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$0.50	02-16-01						(1)	02-16-11	Common Stock	166,667
Stock Option (Right to Buy)	$3.75	02-16-01						(1)	02-16-11	Common Stock	333,333
Stock Option (Right to Buy)	$3.00	02-27-01						(1)	02-27-11	Common Stock	10,000
Stock Option (Right to Buy)	$3.00	02-27-01						(1)	02-27-11	Common Stock	2,000

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$1.44	03-08-02						(1)	03-08-12	Common Stock	106,337
Stock Option (Right to Buy)	$1.44	05-23-02						(2)	05-23-12	Common Stock	720,000
Stock Option (Right to Buy)	$0.31	07-31-02						(1)	07-31-12	Common Stock	11,761
Stock Option (Right to Buy)	$0.35	08-15-02						(1)	08-15-12	Common Stock	10,417

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$0.25	08-30-02						(1)	08-30-12	Common Stock	14,583
Stock Option (Right to Buy)	$0.37	09-13-02						(1)	09-13-12	Common Stock	9,854
Stock Option (Right to Buy)	$0.40	09-30-02						(1)	09-30-12	Common Stock	9,115
Stock Option (Right to Buy)	$0.48	10-15-02						(1)	10-15-12	Common Stock	7,595

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$0.41	10-31-02						(1)	10-31-12	Common Stock	8,892
Stock Option (Right to Buy)	$0.48	11-15-02						(1)	11-15-12	Common Stock	7,595
Stock Option (Right to Buy)	$0.45	11-29-02						(1)	11-29-12	Common Stock	8,102
Stock Option (Right to Buy)	$0.47	12-13-02						(1)	12-13-12	Common Stock	7,757

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$0.48	12-31-02						(1)	12-31-12	Common Stock	7,595
Stock Option (Right to Buy)	$0.51	01-15-03						(1)	01-15-13	Common Stock	7,149

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$0.44	01-31-03						(1)	01-31-13	Common Stock	8,286
Stock Option (Right to Buy)	$0.46	02-14-03						(1)	02-14-13	Common Stock	7,926
Stock Option (Right to Buy)	$0.42	02-28-03						(1)	02-28-13	Common Stock	8,681
Stock Option (Right to Buy)	$0.42	03-14-03						(1)	03-14-13	Common Stock	8,681
Stock Option (Right to Buy)	$0.42	03-31-03						(1)	03-31-13	Common Stock	9,594

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day Year)	3A. Deemed Execution Date, if any (Month/Day Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$0.43	04-15-03						(1)	04-15-13	Common Stock	8,479
Stock Option (Right to Buy)	$0.39	04-30-03		A		9,348 (3)		(1)	04-30-13	Common Stock	9,348		1,509,747	D

Explanation of Responses:

(1) Options are fully vested and exercisable as of the date of grant.
(2)  300,000 of these options were vested at the date of grant.  The remaining 420,000 options in this grant vest at the rate of 60,000 on each quarterly anniversary of the date of grant for the next seven quarters.
(3) These options were granted to Dr. Jawerth in lieu of salary to be paid to him.
/s/ Donald T. Locke Donald T. Locke Attorney-in-Fact **Signature of Reporting Person	5/01/03 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure